Art 3/14/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02019894

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48462

RECEIVED MAR 04 2002 PROCESSING

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Indusval USA Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 Broadway, 46th floor
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George E. Rexing (212) 858-7528
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) NY (State) 10281 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

INDUSVAL USA CORP.

TABLE OF CONTENTS

AFFIRMATION

I, George Rexing, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Indusval USA Corp. for the year ended December 31, 2001, are true and correct, and such financial statements and supplemental schedules will be made available promptly to all members and allied members of The New York Stock Exchange, Inc. in my organization. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature ______________________ 2/22/2002
Date

Chief Executive Officer
Title

Subscribed and Sworn to before me
on this 22nd day of February, 2002

Notary Public

FREDERIC PAUL SCHNEIDER
Notary Public, State of New York
No. 24-4343984
Qualified in Kings County
Commission Expires February 28, 2003

Deloitte & Touche LLP
1633 Broadway
New York, New York 10019-6754

Tel: (212) 489-1600
Fax: (212) 489-1687
www.us.deloitte.com

Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Indusval USA Corp.
New York, NY

We have audited the accompanying statement of financial condition of Indusval USA Corp. (the "Company") as of December 31, 2001, and the related statements of income, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules g and h listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 22, 2002

INDUSVAL USA CORP.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS	
CASH	$210,939
RECEIVABLES FROM BROKER-DEALERS AND CLEARING ORGANIZATION	368,513
PREPAID TAXES	68,258
INVESTMENTS	33,100
FIXED ASSETS (net of accumulated depreciation of $17,359)	10,348
OTHER	75,009
TOTAL ASSETS	$766,167
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Payable to broker-dealer	$ 14,811
Accrued expenses	81,042
Other	23,083
	118,936
STOCKHOLDER'S EQUITY:	
Common stock, no par value, 100 shares authorized and outstanding	100
Additional paid-in capital	420,000
Retained earnings	227,131
	647,231
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$766,167

See notes to financial statements.

INDUSVAL USA CORP.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2001

REVENUES:	
Commissions	$2,351,124
Interest	10,004
Other	7,358
Total revenues	2,368,486
EXPENSES:	
Employee compensation and benefits	1,044,311
Floor brokerage, exchange and clearance fees	564,812
Professional fees	194,913
Occupancy and equipment	102,999
Communications and data processing	114,559
Other	126,536
Total expenses	2,148,130
INCOME BEFORE TAXES	220,356
INCOME TAXES	86,311
NET INCOME	$ 134,045

See notes to financial statements.

INDUSVAL USA CORP.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 134,045
Adjustments as a result of non cash flow items:	
Depreciation	7,950
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in operating assets:	
Receivables from broker-dealers and clearing organization	4,197
Prepaid taxes	(61,776)
Other	(46,529)
Increase (decrease) in operating liabilities:	
Payable to broker-dealer	8,229
Accrued expenses	57,133
Short term loan	(65,000)
Other	12,547
Net cash provided by operating activities	50,796
CASH FLOWS FROM INVESTING ACTIVITIES:	
Payments for fixed assets	(4,001)
NET INCREASE IN CASH	46,795
CASH, BEGINNING OF YEAR	164,144
CASH, END OF YEAR	$ 210,939
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Taxes paid	$ 149,942
Interest paid	$ 1,354

See notes to financial statements.

INDUSVAL USA CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE, JANUARY 1, 2001	$ 100	$ 420,000	$ 93,086	$ 513,186
Net income	-	-	134,045	134,045
BALANCE, DECEMBER 31, 2001	$ 100	$ 420,000	$ 227,131	$ 647,231

1. ORGANIZATION AND BUSINESS

Indusval USA Corp. (the "Company") was incorporated in the State of New York on August 5, 1994 and is a registered broker-dealer. The Company was, until March 16, 2000, a wholly-owned subsidiary of Indusval International Bank Ltd, a corporation located in the Bahamas, which in turn is a wholly-owned subsidiary of Banco Indusval S.A., a Brazilian bank and broker-dealer. All the shares in the Company were sold to Indusval Holdings S/C Ltda. (the "Parent"), a Brazilian corporation, on the aforementioned date. The Company provides securities brokerage services to institutional investors and affiliates. The Company introduces customer transactions to U.S. Clearing Corporation on a fully-disclosed basis. The company became a corporate member of the New York Stock Exchange on August 21, 1999, and the National Association of Securities Dealers, Inc. on June 28, 2000.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reported period. Management believes that the estimates utilized in the preparation of the financial statements are reasonable and prudent. Actual results could differ from those estimates.

Securities transactions and related commission revenue and expense are recorded on a trade date basis.

Cash, receivables from broker-dealers and clearing organization, investments, and other financial assets and liabilities are all carried at amounts which approximate fair value.

Fixed assets comprising primarily of computer equipment and software, are stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over a period of three years.

Investments represent shares and warrants of The NASDAQ Stock Market, Inc. owned by the Company which are recorded at cost on the statement of financial condition.

3. NEW ACCOUNTING PRONOUNCEMENT

In September 2000, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, a replacement of SFAS No.125. These provisions relate primarily to the accounting and disclosures for collateral received or pledged in secured borrowing transactions. The Company adopted the provisions of this statement that were required to be adopted in the second quarter of 2001. These provisions provide new guidance for determining whether a transfer of assets should be accounted for as a sale or a secured borrowing, and also change the accounting for certain

securities lending transactions. The adoption of the new provisions had no impact on the company's statement of financial condition as of December 31, 2001.

4. RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATION

Amounts receivable from clearing organization consist primarily of $251,108 relating to good faith deposits with the Company's clearing broker. Such deposits cannot be repledged.

5. RELATED PARTY TRANSACTIONS

The Company executed trades for Indusval International Ltd. for a total commission of $8,588. The Company also has a receivable amount from Indusval International Ltd. for $2,162.

6. INCOME TAXES

The Company utilized the asset and liability method to calculate deferred tax assets and liabilities, in accordance with SFAS No. 109, *Accounting for Income Taxes.* SFAS No. 109 requires the financial statement recognition of deferred tax assets unless it is more likely than not that such assets will not be realized. The provision is comprised of current Federal tax of $50,197 and current state and local tax of $36,114. The company has no significant temporary differences.

The company's effective tax rate differs from the statutory rate due primarily to state and local taxes and entertainment expenses.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $458,836 which was $358,836 in excess of the minimum net capital requirement. At December 31, 2001 the Company's net capital ratio was .26 to 1.

8. COMMITMENTS AND CONTINGENCIES

The Company leases its office premises under an operating lease agreement which extends through July 2002. Lease costs are subject to escalation based upon certain cost increases incurred by landlords. Occupancy expense for the year ended December 31, 2001 was approximately $77,124.

On February 1, 2002, the Company entered into an additional office lease agreement for a period of six months, for $2,009 per month. This operating lease is renewable on the same terms.

The minimum total rental lease obligation remaining at December 31, 2001 was $65,574 for the year 2002.

In January of 2001, the Company renewed an agreement to lease a New York Stock Exchange membership for a two-year period at $26,000 per month commencing February 27, 2001.

9. EMPLOYEE BENEFITS

The Company applied for a 401(k) plan (the "Plan") on November 21, 2001 covering all employees. The Company paid $1,000 as a credit towards the payment of the first contribution under the 401(k) Administrative Services Agreement. Contributions to this plan are to commence in 2002, with the Company paying all administrative fees relating to the Plan.

10. CONCENTRATION RISK

The Company provides specialized services to a small institutional customer base. Most of the commission income is derived from a few customers. As a result, the Company is subject to concentration risk and is vulnerable to economic conditions that might impact such customers.

11. SUBSEQUENT EVENT

A preliminary agreement, dated December 17, 2001, was entered into between BANIF Securities Holdings Limited ("purchaser") and the Parent ("seller"), in connection with the acquisition of 100% of the issued and outstanding capital stock of the Company. The purchaser and seller shall buy and sell all the shares of the Company simultaneously, where the acquisition price is being prepaid by the purchaser to the seller. The amount of the prepayment represents the net book value of the Company at October 31, 2001. The effective date of the transaction is pending approval from the regulatory authorities.

* * * * * *

INDUSVAL USA CORP.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2001

STOCKHOLDER'S EQUITY		$ 647,231
DEDUCTIONS AND/OR CHARGES		
Non-allowable assets:		
Receivables from broker-dealers and clearing organization	$ 1,180	
Prepaid taxes	68,258	
Investments	33,100	
Fixed assets	10,348	
Other	75,509	188,395
NET CAPITAL		458,836
AGGREGATE INDEBTEDNESS		
Payable to broker-dealer	$14,811	
Accrued expenses	81,042	
Other	23,083	$ 118,936
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)		$ 100,000
Excess net capital		$ 358,836
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.26 to 1

NOTE: There are no material differences between the computation of net capital, computation of aggregate indebtedness and computation of basic net capital requirement as presented herein and that reported in the Company's unaudited FOCUS Report as of December 31, 2001 filed on February 13, 2002.

INDUSVAL USA CORP.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2001

Exemption under Section (k)(2)(ii) is claimed:

All customer transactions are cleared through U.S. Clearing Corporation on a fully-disclosed basis.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

February 22, 2002

Indusval USA Corp.
140 Broadway, Suite 4659
New York, New York 10005

Dear Sirs:

In planning and performing our audit of the financial statements of Indusval USA Corp. (the "Company") for the year ended December 31, 2001 (on which we issued our report dated February 22, 2002), we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed the following condition that we believe results in more than a relatively low risk that misstatements caused by errors or fraud in amounts that would be material in relation to the financial statements of the Company may occur and not be detected within a timely period:

> With respect to internal accounting control procedures that depend on segregation of duties, the size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those procedures. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein.
>
> This condition was considered in determining the nature, timing and extent of the audit tests to be applied in our examination of the 2001 financial statements and does not affect our report dated February 22, 2002 on these financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that, except for the effect, if any, of the condition noted above, the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP